REVISED SCHEDULE A

To the Amended and Restated Subadvisory Agreement, made the 26[th] day of January, 2009 by and between Allianz Investment Management LLC, a Minnesota limited liability company, and BlackRock Capital Management, Inc., a Delaware corporation (the "Subadvisor").

Compensation pursuant to Section 4 of Subadvisory Agreement shall be calculated in accordance with the following schedule:

       Average Daily Net Assets*                      Rate
       First $300 million                             0.40%
       Next $700 million                              0.35%
       Thereafter                                     0.30%
__________________
   *When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate. For example, if average daily net assets are $1.2 billion, a rate of 40 bps would apply to $300 million, a rate of 35 bps would apply to $700 million, and a rate of 30 bps would apply to the remaining $200 million.

The rates set forth above apply to the aggregate average daily net assets that are subject to the Subadvisor's investment discretion in the following fund:

                    AZL BLACKROCK CAPITAL APPRECIATION FUND

Acknowledged:


ALLIANZ INVESTMENT                BLACKROCK INVESTMENT
MANAGEMENT LLC                    MANAGEMENT, LLC

By:  /s/ Brian Muench             By:  /s/ Frank Porcelli
   ______________________            ________________________

Name:  Brian Muench               Name:  Frank Porcelli
Title:  Vice President            Title:  Managing Director










Revised to remove AZL BlackRock Growth Fund following Reorganization of the AZL Variable Insurance Products Trust (effective as of October 26, 2009)


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